[redacted]

SEC
Mail Processing
Section

MAR 04 2014

Washington DC
405

cm

S 14040280 COMMISSION
WASHINGTON, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	.......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49316

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: W.G NIELSEN & CO.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3200 CHERRY CREEK SOUTH DRIVE SUITE 470
(No. and Street)

DENVER	CO	80209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MR. WAYNE G NIELSEN 303-830-1515
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CAUSEY DEMGEN & MOORE P.C.
(Name – *if individual, state last, first, middle name*)

1125 Seventeenth St., Suite 1450	Denver	CO	80202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WAYNE G. NIELSEN, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of W.G. NIELSEN & CO., as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

Gail L Breece
Notary Public

GAIL L. BREECE NOTARY PUBLIC STATE OF COLORADO

My Commission Expires 11-08-14

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholder's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audit and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

W.G. Nielsen & Co.

Investment Banking

Member FINRA

W.G. NIELSEN & CO.

ANNUAL AUDITED REPORT

FORM X-17A-5 PART III

DECEMBER 31, 2013

CAUSEY DEMGEN & MOORE P.C.
Certified Public Accountants and Consultants

1125 Seventeenth Street - Suite 1450
Denver, Colorado 80202-2025
Telephone: (303) 296-2229
Facsimile: (303) 296-3731
www.causeycpas.com

INDEPENDENT AUDITOR'S REPORT

The Stockholder and Director
W.G. Nielsen & Co.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of W. G. Nielsen & Co. (the "Company") as of December 31, 2013, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

The Stockholder and Director
W. G. Nielsen & Co.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of W.G. Nielsen & Co. as of December 31, 2013 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements taken as a whole.

Causey Demgen & Moore P.C.
CAUSEY DEMGEN & MOORE P.C.

Denver, Colorado
February 27, 2014

W.G. NIELSEN &CO.
STATEMENT OF FINANCIAL CONDITION
December 31, 2013

ASSETS

Cash and cash equivalents	$	138,700
Accounts receivable-trade, net of allowance of $0		136,000
Property and equipment:		
Office furniture and equipment		186,320
Leasehold improvements		49,989
		236,309
Less accumulated depreciation		(143,840)
Net property and equipment		92,469
Prepaid expenses and other assets		53,232
	$	420,401

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and other accrued expenses	$	8,602
Accrued commissions and payroll expenses		136,000
Income taxes payable (Note 5)		189
Due to related party (Note 3)		7,242
Deferred rent liability		26,266
Deferred revenue		7,500
Deferred income tax liability (Note 5)		32,800
Total liabilities		218,599
Commitments (Notes 4 and 7)		
Stockholder's equity:		
Common stock, $.01 par value; 100,000 shares authorized, 1,000 shares issued and outstanding		10
Additional paid-in capital		399,287
Accumulated deficit		(197,495)
Total stockholder's equity		201,802
	$	420,401

See accompanying notes.

W.G. NIELSEN &CO.
STATEMENT OF INCOME
For the year ended December 31, 2013

Revenues:	
Consulting and financial advisory fees (Note 6)	$ 3,622,089
Interest and other	26,732
	3,648,821
Expenses:	
Salaries and payroll taxes	1,075,967
Commissions and finder fees	1,697,601
General and administration (Notes 3, 4 & 7)	749,542
Depreciation and amortization	15,956
Registration and regulatory fees	17,982
	3,557,048
Income before provision for income taxes	91,773
Provision for income taxes (Note 5):	
Current income tax benefit	(1,097)
Deferred income tax expense	47,900
	46,803
Net income	$ 44,970

See accompanying notes.

W.G. NIELSEN & CO.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended December 31, 2013

	Common stock		Additional paid-in capital	(Accumulated deficit)	Total
	Shares	Amount			
Balance, December 31, 2012	1,000	$ 10	$ 399,287	$ (242,465)	$ 156,832
Net income for the year ended December 31, 2013	-	-	-	44,970	44,970
Balance, December 31, 2013	1,000	$ 10	$ 399,287	$ (197,495)	$ 201,802

See accompanying notes.

W.G. NIELSEN & CO.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2013

Cash flows from operating activities:	
Net income	$ 44,970
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	15,956
Deferred income taxes	209,000
Changes in assets and liabilities:	
Accounts receivable	(119,035)
Prepaid expenses	(24,974)
Accounts payable and accrued expenses	(432,661)
Income taxes payable	(162,197)
Deferred revenue	(3,000)
Deferred rent liability	(256)
Total adjustments	(517,167)
Net cash used in operating activities	(472,197)
Cash flows from investing activities:	
Purchase of property and equipment	(88,587)
Net cash used in investing activities	(88,587)
Net decrease in cash and cash equivalents	(560,784)
Cash and cash equivalents at the beginning of the year	699,484
Cash and cash equivalents at end of year	$ 138,700

See accompanying notes.

1. Organization and summary of significant accounting policies

Organization:

W. G. Nielsen & Co. (the "Company") is a broker registered with the Securities and Exchange Commission (SEC) and dealer in securities under the Securities Exchange Act of 1934. The Company was incorporated in Colorado in 1996 and became licensed as a broker/dealer and commenced operations in 1997. The Company is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides financial advisory and management services in the Rocky Mountain region for mergers, acquisitions, divestitures, public and private placements of debt and equity in addition to valuation services and analysis.

The Company has claimed an exemption from rule 15c3-3 of the Securities and Exchange Act of 1934. The Company participates only in direct placements and accordingly, does not hold cash or securities for the account of customers.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable:

The Company provides an allowance for doubtful collections which is based upon a review of outstanding receivables and historical collections information. Accounts receivables are charged off in the period they are deemed uncollectible. Recoveries of previously charged off are recorded when received. Recoveries of receivables previously charged off are recorded when received. Receivables due greater than 90 days amounted to $0 at December 31, 2013.

Revenue:

The Company recognizes revenues for services when the services are performed and are billable.

Advertising costs:

The Company expenses the cost of advertising as incurred. Advertising expense was $16,994 for the year ended December 31, 2013.

1. Organization and summary of significant accounting policies (continued)

Concentration of credit risk:

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally accounts receivable and cash. The Company's cash is held at financial institutions at which deposits are insured by the Federal Deposit Insurance Corporation (FDIC). At various times throughout the year ended December 31, 2013, the Company's cash demand deposits exceeded the FDIC's insurance limits.

Marketable securities owned:

Marketable securities owned are valued at market value.

Depreciation and amortization:

Property and equipment are stated at cost. Depreciation on office and equipment is provided by the straight-line method over the estimated useful lives of the related assets ranging from 3 to 10 years. Amortization of leasehold improvements is provided by the straight-line method over the shorter of the estimated useful life of the related assets or the lease term.

Investments:

Investments in common stock of non-controlled entities are recorded at cost and amounted to $2,700 at December 31, 2013. During the year ended December 31, 2013, these investments were not evaluated for impairment. The fair values of the investments are not estimated because there have been no identified events or changes in circumstances that have an adverse effect on the fair value and it is not practicable to estimate fair value.

Income taxes:

The Company accounts for certain income and expense items differently for financial reporting and income tax purposes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities and applying enacted statutory tax rates in effect. Interest and penalties, if any, are recorded in income tax expense on the statement of income.

Cash equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

2. Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule for fully disclosed broker/dealers (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013 the Company had net capital of $87,559 which was $75,172 in excess of its required net capital of $12,387. The Company had aggregate indebtedness in the amount of $185,799, therefore, its net capital ratio was 2.12 to 1 at December 31, 2013.

3. Related party transactions

During the year ended December 31, 2013, the Company paid consulting expenses in the amount of $30,000 to a company related to the sole shareholder.

At December 31, 2013, the Company had a payable to the sole shareholder in the amount of $7,242.

4. Commitments

The Company leases office space, equipment, and an automobile under non-cancelable operating leases. Total rental expense was $129,133 for the year ended December 31, 2013.

The total minimum rental commitments at December 31, 2013 are as follows:

Year ending December 31,	Amount
2014	$ 150,870
2015	153,569
2016	152,019
	$ 456,458

5. Income taxes

Income tax expense consists of the following for the year ended December 31, 2013:

Current tax benefit	$ (1,097)
Deferred tax expense	47,900
Income tax expense	$ 46,803

Temporary differences between the financial statement carrying amounts and tax basis of assets and liabilities that give rise to the net deferred tax asset relate primarily to differences in property and equipment and the use of the cash method of accounting for tax purposes. The total provision differs from the amount that would be obtained by applying the federal statutory rate of 34% to

5. Income taxes (continued)

income before taxes primarily because no tax benefit has been provided for nondeductible expenses and the current and deferred provisions each consider the effect of graduated rates. In 2013, the Company utilized net operating losses of approximately $37,000. At December 31, 2013, the resulting net operating loss carryforward that is available to offset future taxable income is approximately $0. Deferred tax assets and liabilities at December 31, 2013 consist of the following:

Deferred tax assets	$ 2,900
Deferred tax liabilities	(35,700)
	$ (32,800)

The Company is subject to accounting guidance issued by the Financial Accounting Standards Board ("FASB") related to "Accounting for Uncertainty in Income Taxes." The guidance applies to all tax positions accounted for in the financial statements, including positions taken in a previously filed tax return or expected to be taken in a future tax return.

The Company has analyzed its filing positions in Federal and state jurisdictions where it is required to file income tax returns. Management believes the Company's positions and deductions will be sustained on audit and does not anticipate any adjustments that will result in a material adverse effect on its financial conditions, results of operations or cash flows.

The Company is no longer subject to U.S. Federal income tax examinations for years prior to 2010. The Company is no longer subject to Colorado income tax examinations for years prior to 2009.

6. Major customer

Revenues earned from major customers are summarized in the table below, expressed as a percentage of consulting and financial advisory fees for the year ended December 31, 2013

Customer #1	23.7%
Customer #2	21.1%

7. Profit sharing plan

The Company has established a 401(k) profit sharing plan ("the Plan"). Any employee who is 21 and has completed one year of qualifying service is eligible to participate in the Plan. Employer contributions into the Plan vest to participating employees over a six year period. Effective January 1, 2005 the Company elected to become a Safe Harbor 401(k) Plan. Safe Harbor non-elective contributions are equal to 3% of a participant's compensation up to $255,000 in 2013. Safe Harbor non-elective contributions into the plan totaled $33,502 for the year ended December 31, 2013. The Company made a discretionary employer profit sharing contribution to the Plan for 2013 in the amount of $7,823.

8. Subsequent events

In February 2014, the Company has elected to become an "S" corporation for income tax purposes, which will become effective as of January 1, 2014.

The Company has evaluated events subsequent to December 31, 2013 through February 27, 2014, which is the date the financial statements were available to be issued. Except as disclosed above, there are no material events noted in this period which would impact the results reflected in this report.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

Schedule I

W.G. NIELSEN & CO.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2013

NET CAPITAL	
Total stockholder's equity	$ 201,802
Add allowable credits:	
Deferred tax liability	32,800
Deduct non-allowable assets:	
Office furniture and equipment, net of accumulated depreciation	(92,469)
Prepaids and other assets	(53,232)
Net Capital before securities haircut	88,901
Haircut on securities	(1,342)
Net capital	$ 87,559
AGGREGATE INDEBTEDNESS	
Total liabilities	$ 218,599
Less deferred tax liability	(32,800)
Total aggregate indebtedness	$ 185,799
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 12,387
Excess net capital	$ 75,172
Ratio: Aggregate indebtedness to net capital	2.12
RECONCILIATION WITH COMPANY'S COMPUTATION	
(included in Part IIA of Form X-17A-5 as of December 31, 2013)	
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 110,460
Net audit adjustments	(22,901)
Net capital per above	$ 87,559

Schedule II
W. G. NIELSEN & CO.
As of December 31, 2013

EXEMPTION CLAIMED FROM THE PROVISIONS OF RULE 15c3-3 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

The information required by Schedules II, III and IV has not been provided as an exemption is claimed from the provisions of rule 15c3-3 of the Securities and Exchange Commission under Section 15c3-3(k)(2)(i). The Company participates in direct placements only and does not hold cash or securities for the account of customers. Consequently, it qualifies for the exemption from the provision of the SEC rule and Schedules II, III, and IV of FOCUS Form X-17A-5, Part III are not required.

CAUSEY DEMGEN & MOORE P.C.
Certified Public Accountants and Consultants

1125 Seventeenth Street - Suite 1450
Denver, Colorado 80202-2025
Telephone: (303) 296-2229
Facsimile: (303) 296-3731
www.causeycpas.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17a-5(g)(1)

The Stockholder and Director
W.G. Nielsen & Co.

In planning and performing our audit of the financial statements and supplemental schedules of W.G. Nielsen & Co. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control. Accordingly, we do not express an opinion of the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to

The Stockholder and Director
W.G. Nielsen & Co.

permit the preparation of financial statements in conformity generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatement on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Director, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Causey Demgen & Moore P.C.
CAUSEY DEMGEN & MOORE P.C.

Denver, Colorado
February 27, 2014

CAUSEY DEMGEN & MOORE P.C.
Certified Public Accountants and Consultants

1125 Seventeenth Street - Suite 1450
Denver, Colorado 80202-2025
Telephone: (303) 296-2229
Facsimile: (303) 296-3731
www.causeycpas.com

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

The Stockholder and Director
W.G. Nielsen & Co.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2013, which were agreed to by W.G. Nielsen & Co. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating W.G. Nielsen & Co.'s compliance with the applicable instructions of the Form SIPC-7. W.G. Nielsen & Co.'s management is responsible for W.G. Nielsen & Co.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the Company's general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting the revenue reported in Item 2a. on Form SIPC-7 was $7,318 more than what was reported in audited Form X-17A-5 and the deduction recorded on Item 2c.(8) on Form SIPC-7 was overstated by $7,318. These differences would not and did not change the amount reported in Item 2d on Form SIPC-7;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers prepared for the Company's Focus filings, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers prepared for the Company's Focus filings supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Causey Demgen & Moore P.C.
CAUSEY DEMGEN & MOORE P.C.

Denver, Colorado
February 27, 2014

CAUSEY

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

049316 FINRA DEC
W G NIELSEN & CO 17*17
3200 CHERRY CREEK DRIVE SOUTH
STE 470
DENVER CO 80209

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Thomas Campbell
(303) 830-1515

2. A. General Assessment (item 2e from page 2) $ 579

B. Less payment made with SIPC-6 filed (exclude interest) (97)
7/26/13
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 482

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 482

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 482

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

W. G. Nielsen & Company
(Name of Corporation, Partnership or other organization)

Thomas F. Campbell
(Authorized Signature)

Dated the 13th day of February, 2014.

Financial and Operations Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2013 and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,656,139
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	—
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	—
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Income received from advisory services related to asset sales. Please see enclosed letter. (Deductions in excess of $100,000 require documentation)	3,424,669
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	—
Total deductions	3,424,669
2d. SIPC Net Operating Revenues	$ 231,470
2e. General Assessment @ .0025	$ 579 (to page 1, line 2.A.)

SIPC-6
(34-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Payment Form

For the first half of the fiscal year ending 12/31/2013

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-6
(34-REV 7/10)

TO BE FILED BY ALL MEMBERS OF THE SECURITIES INVESTOR PROTECTION CORPORATION

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

049316 FINRA DEC
W G NIELSEN & CO 18*18
3200 CHERRY CREEK DRIVE SOUTH
STE 470
DENVER CO 80209

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Thomas Campbell
(303) 830-1515

2. A. General assessment payment for the first half of the fiscal year (item 2e from page 2) $97

   1. Less prior year overpayment applied as reflected on SIPC-7 if applicable (—)

   2. Assessment balance due 97

   B. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

   C. Total assessment and interest due $97

   D. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as C above) $ 97

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

—

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

W. G. Nielsen and Co.
(Name of Corporation, Partnership or other organization)

Thomas F. Campbell
(Authorized Signature)

Financial and Operations Principal
(Title)

Dated the 26 day of July, 2013.

This form and the assessment payment is due 30 days after the end of the first six months of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **1/1/2013** and ending **6/30/2013**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$2,196,488
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	—
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	—
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Fees received from advisory services related (Deductions in excess of $100,000 require documentation) to asset sales (please see enclosed letter)	$2,157,519
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $ —	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $ —	
Enter the greater of line (i) or (ii)	—
Total deductions	$2,157,519
2d. SIPC Net Operating Revenues	$38,969
2e. General Assessment @ .0025	$97
	(to page 1, line 2.A.)

3200 Cherry Creek S. Drive
Suite 470
Denver, Colorado 80209
303-830-1515
Fax 303-830-6620
www.wgnielsen.com